HIVE BLOCKCHAIN TECHNOLOGIES LTD.

September 14, 2020

HIVE Blockchain Reports Fiscal Year 2020 Financial Results

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE: HBF) (the “Company” or “HIVE”) announces its results for the full year ended March 31, 2020 (all amounts in US dollars, unless otherwise indicated). The Company’s Management will host a webcast on Tuesday, September 15, 2020 at 10:00 am Eastern Time to discuss the Company’s financial results. Click here to register for the webcast.

“Fiscal 2020 was a transformative year for HIVE. We achieved full year profitability for the first time and improved our financial position and growth profile due to our ongoing initiatives to increase transparency, accountability and profitability across our mining operations globally,” said Frank Holmes, Interim Executive Chairman of HIVE.

“During the fiscal year, we assumed direct responsibility for our cryptocurrency mining operations from our former strategic partner and subsequently reduced significantly the direct cost structure of these operations, including at our flagship Ethereum mining facility in Sweden and, subsequent to fiscal year end, at our smaller Ethereum mining facility in Iceland. We also shut down our Bitcoin cloud mining operations, which had become unprofitable due to their fixed cost structure and legacy mining equipment, and acquired our own Bitcoin mining operation in April, 2020 in Quebec, Canada which we have been scaling up in recent months with acquisitions of next generation mining equipment.

“Today, with the assumption of full control of our operations completed, HIVE stands as one of the largest publicly listed cryptocurrency miners globally, with a strengthened board of directors and mining operations diversified by blockchain network and geography and 100% powered by green energy.

“Going forward, our focus is on improving the efficiency and profitability across our mining operations by optimizing our cryptocurrency mining output, continuing to lower our direct mining operations cost structure, and maximizing our existing electrical and infrastructure capacity including with new mining equipment in existing facilities to leverage our fixed cost base and improve future mining margins.

“As it relates to our industry, Ethereum market conditions for miners have improved significantly thus far this fiscal year, driven by price increases and the adoption of the network for decentralized finance applications, as have Bitcoin market conditions for miners since the halving May 11, 2020, the date when HIVE started mining with new generation miners at its facility in Quebec. As an historical proxy for cryptocurrencies, we believe we are well placed to benefit from the continued adoption of Ethereum and Bitcoin globally.”

Fiscal Year 2020 Highlights

  Generated income from digital currency mining of $29.2 million
  Generated gross mining margin1 of $8.5 million, or 29% of income from digital currencies
  Mining output of newly minted digital currencies:
    71,660 Ethereum
    148,796 Ethereum Classic
    2,051 Bitcoin
  Generated Adjusted EBITDA1 of $5.0 million
  Generated net loss of $1.7 million for the period
  Net cash less loans payables of $2.4 million and digital currencies assets at $3.5 million, as at March 31, 2020
  Working capital increased during the year to $11.1 million as at March 31, 2020

Fiscal 2020 Financial Review

For the fiscal year ended March 31, 2020, income from digital currency mining was $29.2 million, a decrease of approximately 8% from the prior year primarily due to a decline in the production of Ethereum stemming from the temporary shutdown of the Company’s Swedish mining operation during the first quarter of fiscal 2020.

Gross mining margin1 during the year was $8.5 million, or 29% of income from digital currency mining, compared to $7.0, or 22% of income from digital currency mining, in fiscal 2019. The improvement was primarily due to the Company’s assumption of control of its operations in Sweden during fiscal 2020, which has resulted in a lower cost of operations than under the Company’s previous service provider agreement, combined with the cessation of Bitcoin cloud mining operations after they became unprofitable in the third quarter of fiscal 2020. The Company’s gross mining margin from digital currency mining is also partially dependent on various external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, and the market price of the digital currencies at the time of mining.

Net loss during fiscal 2020 was $1.7 million, or $0.01 per share, compared to a net loss of $137.8 million, or $0.44 per share, in fiscal 2019. The improvement was driven primarily by the improvement in gross mining margin1, impairment charges taken in fiscal 2019, a decrease in depreciation expenses in fiscal 2020 stemming from impairments taken in the prior fiscal year, and gains recorded on the sale of digital currencies, investments and foreign exchange.

US$ except where noted	Three months ended March 31,			Year ended March 31,
	2020		2019	2020	2019
Income from digital currency mining	$3,084,291		$6,191,017	$29,219,843	$31,824,443
Operating and maintenance costs of digital currency mining	(1,410,378)		(5,219,055)	(20,707,315)	(24,793,774)
Gross Mining Margin[1]	1,673,913		971,962	8,512,528	7,030,669
Gross Mining Margin %[1]	54%		16%	29%	22%

Depreciation	(2,450,905)		(10,104,251)	(6,301,146)	(29,324,286)
Gross gain (loss)	(776,992)		(9,132,289)	2,211,382	(22,293,617)

Revaluation of digital currencies[2]	1,452,072		3,633,660	(1,187,507)	(10,138,348)
Gain (loss) on sale of digital currencies	1,111,391		(2,403,449)	1,373,072	(5,328,799)

General and administrative expenses	(947,097)		(1,510,451)	(4,738,417)	(4,736,313)
Impairment	-		(60,213,523)	-	(90,927,728)
Foreign Exchange	1,642,313		784,378	1,340,102	(1,961,532)
Share-based compensation	(315,540)		(342,422)	(686,659)	(1,132,371)

Realized gain (loss) on investment	(256,630)		-	1,274,834
Unrealized gain (loss) on investments	-		(1,327,721)		(1,327,721)
Finance expense	(157,574)		(170,835)	(418,888)	(182,691)

Tax (expense) recovery	(830,742)		277,000	(830,742)	227,000
Net income (loss) from continuing operations	$921,201		$(70,405,652)	$(1,662,823)	$(137,802,120)

EBITDA[1]	$4,360,422		$(59,079,845)	$5,887,953	$(107,194,422)
Adjusted EBITDA[1]	$3,223,890		$(2,157,560)	$7,762,119	$(4,995,975)

Diluted income (loss) per share	$-		$(0.23)	$(0.01)	$(0.44)

Net cash inflows (outflows) from operating activities	$1,862,510		$(58,812)	$769,511	$(1,641,913)
Net cash inflows (outflows) from investing activities	$(1,879,505)		$195,640	$(1,879,505)	$(7,109,792)
Net cash inflows (outflows) from financing activities	$(524,695)		$758,150	$(341,164)	$1,113,587

As at	March 31, 2020		March 31, 2019
Total assets	$29,104,363		$27,761,197
Total non-current liabilities	$775,480	$

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company’s MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Financial Statements and MD&A

The Company’s Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) thereon for the three months and year ended March 31, 2020 will be accessible on SEDAR at www.sedar.com under HIVE’s profile and on the Company’s website at www.HIVEblockchain.com.

Webcast Details

Management will host a webcast on Tuesday, September 15, 2020 at 10:00 am Eastern Time to discuss the Company’s financial results. Presenting on the webcast will be Frank Holmes, Interim Executive Chairman and Darcy Daubaras, Chief Financial Officer. IMPORTANT - Click here to register for the webcast. The direct link is https://register.gotowebinar.com/register/132707064987553808.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about restructuring of the Company’s operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Ethereum and Bitcoin globally; the potential for the Company’s long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the efficiencies obtained through restructurings may not lead to operational advantages or profitability; further improvements to the profitability and efficiency may not be realized as currently anticipated, or at all; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company’s filings at www.sedar.com.

This news release also contains “financial outlook” in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance, and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company’s Management Discussion and Analysis for the fiscal year ended March 31, 2020, which assumptions are based upon management’s best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company’s ability to realize operational efficiencies going forward into profitability; profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.